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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                              LIBERTY BANCORP, INC.
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   53017Q 10 2
                                   -----------
                                 (CUSIP Number)


                                December 31, 2006
                           ---------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [x] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

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CUSIP No. 53017Q 10 2
          -----------

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1. NAMES OF REPORTING PERSONS.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   LIBERTY SAVINGS BANK, F.S.B. EMPLOYEE STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

        (a) |_|
        (b) |_|
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3. SEC USE ONLY


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4. CITIZENSHIP OR PLACE OF ORGANIZATION
   State of Missouri
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NUMBER OF             5.  SOLE VOTING POWER                     121,987
SHARES                ----------------------------------------------------------
BENEFICIALLY          6.  SHARED VOTING POWER                   178,859
OWNED BY              ----------------------------------------------------------
EACH                  7.  SOLE DISPOSITIVE POWER                300,846
REPORTING             ----------------------------------------------------------
PERSON                8.  SHARED DISPOSITIVE POWER                    0
WITH
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    300,846
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10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    6.3% of 4,760,137 shares of Common Stock outstanding as of
    December 31, 2006.
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    EP
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                              LIBERTY BANCORP, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN

                                  SCHEDULE 13G

ITEM 1.

      (a)  Name of Issuer:

           Liberty Bancorp, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

           16 West Franklin Street
           Liberty, Missouri 64068

ITEM 2.

      (a)  Name of Person Filing:

           Liberty Savings Bank, F.S.B. Employee Stock Ownership Plan
           Trustee:  RS Group Trust Company
                     150 East 42nd Street, 27th Floor
                     New York, New York 10017

      (b)  Address of Principal Business Office or, if none, Residence:

           16 West Franklin Street,
           Liberty, Missouri 64068

      (c)  Citizenship:

           See Page 2, Item 4.

      (d)  Title of Class of Securities:

           Common Stock, par value $0.01 per share

      (e)  CUSIP Number:

           See Page 1.

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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
         240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (f)[x] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

         (a) Amount beneficially owned: See Page 2, Item 9.

         (b) Percent of class: See Page 2, Item 11.

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote: See Page 2, Item 5.

             (ii)  Shared power to vote or to direct the vote: See Page 2,
                   Item 6.

             (iii) Sole power to dispose or to direct the disposition of:
                   See Page 2, Item 7.

             (iv)  Shared power to dispose or to direct the disposition of:
                   See Page 2, Item 8.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 14, 2007
                  --------------------------------------------
                                      Date


                                /s/ Steve Hughes
                  --------------------------------------------
                                    Signature

                           Steve Hughes, Trust Officer
                       RS Group Trust Company, as Trustee
                  --------------------------------------------
                                   Name/Title